Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Transcript of Halliburton Company’s Presentation at the Wells Fargo Securities 2015 Energy Symposium

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DECEMBER 09, 2015 / 1:00PM, HAL - Halliburton Co at Wells Fargo Energy Symposium

CORPORATE PARTICIPANTS

Christian Garcia Halliburton Company - Acting CFO

CONFERENCE CALL PARTICIPANTS

Jud Bailey Wells Fargo - Analyst

PRESENTATION

Jud Bailey - Wells Fargo - Analyst

Good morning everyone, we’re going to go ahead and get started. Thank you for attending Day 2 of the Wells Fargo Energy Symposium. The first company to present this morning is going to Halliburton, one of the world’s leading global oil field service company’s. Joining me today is Christian Garcia, the company’s interim CFO.

The format is going to be a fireside chat which is basically a Q&A between Christian and I. We’ll do that for 20 or 25 minutes and if we have time we’ll take a couple of questions from the audience.

I guess to go ahead and get started Christian, you know, I’m sure a question that you get a lot

QUESTIONS AND ANSWERS

Jud Bailey - Wells Fargo - Analyst

I guess to go ahead and get started Christian, you know, I’m sure a question that you get a lot is can give us an update on what’s going on with the Baker Hughes transaction?

Christian Garcia - Halliburton Company - Acting CFO

Well, first Jud, thank you for the invitation and opportunity to address the audience today and we had a sneaky suspicion that the Baker deal would probably come up during this conversation so we did prepare a slide and some remarks on it so let me start up with our Safe Harbor Statement. Just please be aware that the actual results could materially differ from any forward-looking statements that we make today either expressed or implied.

It may not be apparent to everybody but there’s a lot of activity at the moment related to deals but let me provide you with some highlights, talk about what has happened and maybe talk about what is happening now.

Last month we executed a bond issuance for $7.5 billion to help fund the cash portion of the purchase price. It was well received by fixed income investors and was wildly oversubscribed.

As you know, we’ve been working on securing regulatory approvals in several countries. We now have Canada, Colombia, Pakistan, Turkey and South Africa and on November 27 we refilled our Form CO with the European Commission and Phase 1 review is underway.

Now, a lot of activities, lot of current activities now. We’re making good progress with our divestitures with respect to the first tranche which is the drilling services and [drill bits assets] we are finalizing the negotiations with the potential buyers including setting the terms and conditions for the relevant divestor agreements. For the second tranche of assets, which includes, among others, some completion products and discreet offshore (inaudible) we are in targeted discussions with multiple parties. We are not running an extensive auction process and the reason for that is so that we can shorten the sales cycle for these assets.

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DECEMBER 09, 2015 / 1:00PM, HAL - Halliburton Co at Wells Fargo Energy Symposium

Now, I want to take this opportunity to clear an item related to these divestors. As you know Jud, there’s been a lot of speculation on the number of buyers that would be [accessible] to the DOJ although the DOJ will have to ultimately approve the buyers. At this point the DOJ has not stated that the sale must be to a single buyer and most importantly currently we are having substantive discussions with the DOJ as we approach the end of our timing agreement on December 15.

This goes without saying, and I’m sure it’s not going to be a surprise to anybody here, but depending on the outcome of these discussions and the remedies that may be required there’s a strong likelihood of the expected closing of this transaction, [we’ll slide through] 2016 which is allowed under the agreement.

With regard to the timing, [this geographical] deal remains intact. It has three components, increased scale especially in the international markets, increased scope as we expand our portfolio with production chemicals, artificial lift and other products and cost synergies from the combination. We estimated nearly $2 billion in annual cost synergies when the deal begun and we believe it is still there.

So, we remain confident that the deal will be approved. In the meantime as you can appreciate given ongoing discussions with the regulators so we will not be able to take any questions from the audience on the deal. So Jud, I’ll turn it back to you to discuss an update on our operations.

Jud Bailey - Wells Fargo - Analyst

Okay, great. I guess the best place to start would be perhaps an update on North America activity, the market has continued to weaken in the fourth quarter as you guys suggested on your third quarter conference call. Could you maybe give us an update on how perhaps activity levels have progressed relative to your expectations?

Christian Garcia - Halliburton Company - Acting CFO

Right, so let me do this before I do a deep dive of North America, let me just do a comment around or an outlook both North America and international. North America does look like it’s going to be marginally better then what we said in the third quarter call and international looks like it’s marginally worse so in total we’re in line with our expectations as we left the third quarter.

Now, North America, without a doubt, remains under pressure and in mid-June there were indications that it was bottoming out, in fact, from mid-June to Mid-August. The rig count went up by about 30 from mid-August to today it has come down by 140. So we’ve seen a double-dip and so from the beginning of the cycle to today the rig count is down about 61% worse then the three previous cycles. Now, for the fourth quarter, average horizontal rig count is down about 11% to 12% and we believe that there’s going to be further decline from that as we approach the end of the year as [EMP] budgets are depleted. Now, it’s going to be a little bit better then what we thought, we thought it would be a little bit above 15%, it’s probably going to end up somewhere in the 12% to 13%, down 12% to 13% against the third quarter average.

Now, given the act that commodity prices have significantly weakened, it was above the high 40s at the beginning of the quarter, it’s now a six or seven-year low. Completion activity might decline further then drilling activity. As such, drilled but uncompleted wells, which some industry (inaudible) are estimating to be around approaching 5000 wells could actually grow in the quarter.

So, in terms of margins we said [it’s a detrimental] that we’re going to see in the fourth quarter will be better then the third quarter and that’s going to — that still holds. We thought we forecasted [the detrimentals] would be in the mid-teens. It’s probably going to be slightly better then that so in summary, drilling activities better, a little bit worse in terms of completions activity and margins is probably slightly better then what we thought.

Jud Bailey - Wells Fargo - Analyst

Okay, great and if we look forward to perhaps 2016 do you have any early thoughts on how next year may evolve?

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DECEMBER 09, 2015 / 1:00PM, HAL - Halliburton Co at Wells Fargo Energy Symposium

Christian Garcia - Halliburton Company - Acting CFO

Well, this ability for 2016 is still [opaque]. [EMP]’s have not announced their budgets but clearly it’s going to be another down year. The question is the magnitude of the decline. So, I’ll give you a little bit of what factors we’re looking at now and we’ll have time to maybe talk about a couple of them but one factor that might determine the demand and supply of equipment would be well efficiencies. You know, if you look at it before the down cycle the drilling days per well has been coming down about 4% which is a secular trend that’s been going on for a number of years. There was an inflection point on that trend line at the beginning of the cycle since the beginning of this down cycle and it’s gone down, that’s accelerated, it’s down about 20% and so the question that we’re asking is what happens to 2016? Will these well efficiencies continue to be in that trajectory or well efficiencies, though improving, will decelerate simply because [EMP]’s will now be working on the less prolific parts of the basin.

The second factor is the attrition of equipment, largely driven by two things; one is the large job sizes and second the cannibalization. As many of you know, average sand volumes have been increasing. It’s been going up about 9% to 10% every quarter so it just doubled in the last two years; well, those things now require more horsepower is now required to perform a job and those larger well designs have an exponential impact on the wear and tear of equipment. And so we expect that given the fact that there’s a tremendous amount of financial strain that’s being burdened by the industry today. We believe that there’s cannibalization that’s happening on idle equipment and on-site service failures are getting more common. As such, [EMP]’s are demanding more standby equipment. So all of this is conspiring to heighten the capacity so we — at this point we’re estimating that about four to five million horsepower may exit the system in 2016. Now, although that is not going to be enough to provide significant pricing power in 2016 it will help stabilize pricing.

Jud Bailey - Wells Fargo - Analyst

How do you — circling back on the well efficiency question, and one of the debates is how sustainable are these efficiencies that we’re seeing? You kind of alluded to it. Do you have a view on how much of that is structural versus how much is maybe cyclical just going out of your back — or completing wells out of backlog?

Christian Garcia - Halliburton Company - Acting CFO

Right, so there’s a couple of things. When you talk about well efficiencies there’s (inaudible) efficiencies that you put on the work that is being done. Now, in terms of well costs, well costs, there are estimates out there that the well costs have gone down over 30% this year and we think that most of that well cost are cyclical in nature versus secular and the reason for that is because of the state of the service industry. It’s clearly unsustainable. Nobody is meeting their cost of capital for the service that they provide for the equipment that they’re putting in and as such, things will have to come back, right? It’s clearly unsustainable, a huge portion of the service industry is under water; many of them have negative EBITDA. So we think that that’s just unsustainable going forward.

Jud Bailey - Wells Fargo - Analyst

Thinking a little bit longer-term, you know, if we start to envision maybe a lower for longer scenario which a lot of people have talked about, if oil stays in the $40.00 range or the $45.00 for a long period of time, I think one question people have is what’s the ultimate earnings power of the industry in certain companies. Can, in your mind, Halliburton get back to a low to mid-teens type North America margin in a $40.00 to $45.00 oil environment which would envision not much of a recovery in activity?

Christian Garcia - Halliburton Company - Acting CFO

Can and will are two different concepts. Can they go back — can our margins go back to the mid-teens? Nothing is impossible but the way that we think about this is activity will have to stabilize then pricing can stabilize and then margins can improve based on the cost structure adjustments that we have been making.

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DECEMBER 09, 2015 / 1:00PM, HAL - Halliburton Co at Wells Fargo Energy Symposium

Now, based on the commodity price levels that you’ve stated, $45.00 to $55.00, we believe that that’s not enough to provide meaningful activity increases so that we will have significant pricing power and as such we believe that the margins can improve; it will be much more modest then in activity in pricing can return.

Jud Bailey - Wells Fargo - Analyst

And to get margins, you know, higher, what kind of cost production levers would you contemplate pulling as if you — if you were in fact were to run into that type of scenario?

Christian Garcia - Halliburton Company - Acting CFO

Yeah, so we have still have a lot of levers that we can pull. The way we have managed the company is that we have an ongoing process to look at our cost structure, that means process [our]systems, our headcount or equivalent capacity, supply chain cost and so forth and we — what we’ve done was to embed that ongoing examination into the way we work and we think that that is a superior way of identifying the cost structure adjustments that would be required rather than kind of a stop and go approach.

Now, based on that ongoing process, we will be incurring another restructuring charge this quarter. Now, besides the cost structure adjustments, we are also getting the efficiency gains of some of the initiatives that we’ve put in place. Now, we’ve been talking about this for some time, the Q10 program as one example, the cost savings from that program are substantial, 25% less capital, 30% less labor, 50% less maintenance and so if we’ve, as we’ve talked about, about 60% of our fleet will now be [2010’s] and as that becomes a larger proportion of our fleet, cost savings could continue. So those are our levers.

Jud Bailey - Wells Fargo - Analyst

Okay. I guess we’ll move out of North America. I know you talk a little bit more and expand upon your earlier comment on your international outlook and maybe kind of discuss what you’re seeing as we end 2015?

Christian Garcia - Halliburton Company - Acting CFO

Yeah, as many of you know we have a seasonal uptick, a [difficult] seasonal uptick that happens in the fourth quarter as made up of product oriented sales like completion tools, direct sales, landmark software and so forth. Much like in the U.S. where [EMP] budgets are being depleted where we don’t think we’re going to see much of a seasonal uptick this time around, if at all. In addition, we are seeing some delays in certain geographies. Latin America would be one of them and so we think, like I said, even though international will be marginally worse then what we thought, it will be fully offset by any increases that we see in North America.

Jud Bailey - Wells Fargo - Analyst

Okay, and how do you — how do we think about your margin expectations I guess for international?

Christian Garcia - Halliburton Company - Acting CFO

Again, for what we’ve guided was revenue and margins to be flattish down. It looks like it’s more down then flattish and that would be applied to both revenue and margins.

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DECEMBER 09, 2015 / 1:00PM, HAL - Halliburton Co at Wells Fargo Energy Symposium

Jud Bailey - Wells Fargo - Analyst

Okay. And then I guess expanding a little bit more and looking at 2016 maybe talk a little bit about your expectations there and perhaps which markets could be worse than others, I guess?

Christian Garcia - Halliburton Company - Acting CFO

Yep. So what is interesting to us is if you look at 2015 clearly there was a bifurcation in the market, the international market. Deepwater is the weakest segment in the industry however the [mature] fields has provided us with some resiliency.

If you look at that that means Europe/Africa which has the highest concentration of offshore basins is contracting the most. Middle East Asia which has the highest concentration of [mature] field contracts is declining the least and then Latin America is somewhere in between. Interestingly, we believe that those things will carry over in 2016. Now, the magnitude, much like in North America is still in question because [EMP]’s and [IOC]’s and even [NOC]’s have not provided, not a lot of them have provided their capital budget guidance.

Now, so if you look at that, that’s going to continue. Now, let me just go and do a deep dive on some of the geographies; Europe/Africa, as I said, will be the weakest. What is interesting for us is not — offshore is kind of interesting because deepwater exploration would be quite weak. It’s going to be impacting that segment more than anything else. If you look at some studies, [Quest] offshore and what [McKinsey] said that there were about 275 exploration wells in 2014. It’s gone down to about 170 so close to a 40% decline and we think that that’s going to decline further in 2016. Now, on the other hand, that’s deepwater exploration, deepwater development. Some portion of deepwater development will actually continue especially in West Africa.

Now, beyond offshore for that region, North Africa we believe that there’s a lot of weakness there but Algeria will probably be stable relative to the other countries.

Now, moving on to Latin America, you know, Mexico and Brazil are the largest countries that we have there. The challenges in Brazil is well publicized, they’re grappling with a heavy debt load, $130 billion of which $24 billion is due in the next three years. They’re grappling with the soar costs of deepwater development. They’re grappling with a corruption investigation which are all factors that will determine the investment levels there.

Mexico, that’s also going to have some construction under cash flow and capex. However, we do have project management contract there, (inaudible), Mesozoic that’s providing us with some level of stability and then, you know, Argentina. Argentina just had elections and we think that the new president elect will usher in a new era of economic reform. The [chief] among them would be probably a potential depreciation of their overvalued currency which will, in the short-term provide some — it will lead to some dislocations but I think in the long-term it would be actually help that economy, would reboot that economy and would [provide] for investors. So in the meantime, you know, if you look at the rig activity there, 20% is dedicated to unconventional and we’re certainly helping our customers there unlock the value of their unconventional resources.

And then the last region is the Middle East Asia. Asia will be contracting everywhere. The [chief] among them is Australia. If you look at Australia the rig count has gone down about 35% since the beginning of the cycle so it is getting hit pretty hard. That’s a different story from the Middle East. We, at this point, we think that the activity that we have in the Middle East will continue to be robust and the results of the [OPEC] meeting last week would suggest that.

Jud Bailey - Wells Fargo - Analyst

Yeah. One follow-up on the Middle East. There’s been some talk recently out of Saudi Arabia on increasing their local content. Could you really talk a little bit about how you see that evolving and the impact on how Halliburton would address that and how you’d discuss that with (inaudible), how that plays out?

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DECEMBER 09, 2015 / 1:00PM, HAL - Halliburton Co at Wells Fargo Energy Symposium

Christian Garcia - Halliburton Company - Acting CFO

Right. First of all we’re highly localized in our operations in Saudi Arabia and we are looking at partners, local partners there to help in meeting some of the localized requirements.

Jud Bailey - Wells Fargo - Analyst

Okay, okay. I guess we think about international for next year. I guess there’s a range of forecasts out there in terms of what international spending could potentially do next year. Do you guys have a view on how much international spending —

Christian Garcia - Halliburton Company - Acting CFO

No, we’re waiting for you Jud to tell us what it will be.

Jud Bailey - Wells Fargo - Analyst

Well, I guess stay tuned then. If the oil price goes down that may change. We have a couple of minutes so we may have time for one or two questions if there are any questions out in the audience. There’s one back there.

Unidentified Audience Member

(Inaudible).

Christian Garcia - Halliburton Company - Acting CFO

Yeah, so there’s a question around the Gulf of Mexico. The Gulf of Mexico has been steady this, in 2015, but like most other things it feels like it’s going to float down in 2016.

Now, one of the things that I’ve failed to mention is what happens with our margins for international?

Jud Bailey - Wells Fargo - Analyst

Yeah.

Christian Garcia - Halliburton Company - Acting CFO

You know, one story, one very good story about international in 2015 is the resiliency of our margins as many of you know are margins internationally was 18% in Q3; the highest since 2009. However, tremendous amount of pricing pressures everywhere and that includes even the robust area like the Middle East and as such it would be unrealistic for us to think that we can sustain at this level. So we believe that our margins will float down over the course of 2016, again, hopefully mitigated by some cost structure, additional cost structure, adjustments.

Jud Bailey - Wells Fargo - Analyst

Is there any way to think about the magnitude of those margins?

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DECEMBER 09, 2015 / 1:00PM, HAL - Halliburton Co at Wells Fargo Energy Symposium

Christian Garcia - Halliburton Company - Acting CFO

It’s still too early because we’re waiting on what the activity levels would be.

Jud Bailey - Wells Fargo - Analyst

Got it, got it. One more question here.

Unidentified Audience Member

(Inaudible), if the oil price [is not] sustained below 40 years, $40.00 next year, how is it going to impact Halliburton and the oil service industry?

Christian Garcia - Halliburton Company - Acting CFO

Well, this clearly — the [pain] will continue but we believe that at any level of — at any price level just as long as activity can stabilize, what is quiet difficult is the volatility. If we can stabilize at a price then activity can stabilize, pricing can stabilize and for Halliburton margins can start creeping up or improving based on the cost structure adjustments that we’ve been making.

Jud, let me close on a couple of thoughts, right? So, one is that we’re making progress on the Baker acquisition. The — there is a tremendous — the potential value creation for customers remains significant as we generate efficiencies for them especially if commodity prices could remain weak.

Secondly, you know, we didn’t talk about this but we were very proud of our international performance. If you look historically our revenue increases internationally has been higher then our peers since 2010 and that outperformance continues in 2015. In fact, if you look at it on a year-to-date basis our revenue decline is about 30% better or less then our peer group and if you look at our margins our margin gap has contracted against our largest competitors from last year’s levels. So we endeavor to make that outperformance continue in 2016 and the last thing that I would say is that oil dynamics is suggesting a prolonged recovery process and the timing of when fundamentals will improve if uncertain, however, when they do North America will certainly respond the quickest, it will have the greatest upside and clearly Halliburton will be one of the biggest beneficiaries.

Jud Bailey - Wells Fargo - Analyst

Wonderful, thank you very much for your time. Thank you everyone.

Christian Garcia - Halliburton Company - Acting CFO

Yep, thank you.

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DECEMBER 09, 2015 / 1:00PM, HAL - Halliburton Co at Wells Fargo Energy Symposium

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Safe Harbor

The statements in this communication that are not historical statements, including statements regarding future financial performance and the pending Baker Hughes transaction, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the Baker Hughes acquisition, the timing to consummate the proposed transaction; the terms and timing of divestitures undertaken to obtain required regulatory approvals; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; with respect to the Macondo well incident, final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement, including the results of any appeals of rulings in the multi-district litigation; indemnification and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services, and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration and success of acquired businesses and operations of joint ventures. Halliburton’s Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarter ended September 30, 2015, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the

Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 23, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 21, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.